Management's Discussion and Analysis For the Year Ended February 28, 2009

Scope of Management's Financial Analysis

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. (the "Company") and the accompanying notes for fiscal years ended February 28, 2009, February 29, 2008, and February 28, 2007. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Forward-Looking Statements

This document may contain forward-looking statements reflecting management's expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected.

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in almost unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

Exploration Activities

Activities Summary

During fiscal year 2009, the Company's exploration expenditures amounted to $13.6 million, compared to $10.2 million in 2008. The Coulon, Poste Lemoyne Extension, Corvet Est, Ashuanipi and Anatacau-Wabamisk projects, all located in the James Bay region, were the Company's main exploration projects for fiscal year 2009.

The Coulon project was by far the most active project during the year. Expenditures incurred by Breakwater Resources Ltd. (“Breakwater”) on this project, excluding the management fees invoiced by the Company, amounted to $6.8 million, and the Company's expenditures amounted to $6.9 million. These amounts were allocated to the conducting of an important exploration program that consisted of 102 diamond drillholes totalling 52,557 metres, ground and borehole InfiniTEM geophysical surveys as well as geological mapping and prospecting.

On December 11, 2008, the Company announced the signing of an agreement with Breakwater, pursuant to which the Company acquired Breakwater's 50% participating interest in the Coulon JV project, for a consideration consisting of the issuance of 1,666,666 shares of the Company to Breakwater. The Company also undertook to secure, at closing, the simultaneous resale of these 1,666,666 shares at a price of $2.85 per share ($4.75 million) in favour of third-party buyers and in compliance with all applicable securities regulations. As per the agreement, Breakwater does not retain any interest or net smelter returns (NSR) in the property. The Company is now the sole owner of the project.

The Company was also active on its Poste Lemoyne Extension project, where it conducted, in the winter of 2008, a new 15-hole drilling program totalling 5,365 metres. Prospecting, geological mapping and mechanical stripping was also conducted in the summer and fall of 2008. The Company spent $2.1 million on the project during fiscal year 2009.

The Company pursued active exploration on the Corvet Est property with its partner Goldcorp Inc. (“Goldcorp”) (formerly Placer Dome (CLA) Ltd.). The Corvet Est property is subject to an agreement pursuant to which Goldcorp could acquire a 50% participating interest, for a consideration consisting of payments totalling $90,000 and $4 million in exploration expenditures over a five-year period. In April 2008, Goldcorp had fulfilled all its obligations and was then acquiring its 50% participating interest in the property. During fiscal year 2009, Goldcorp's expenditures on this project, excluding management fees invoiced by the Company, amounted to $848,000, while the Company's expenditures amounted to $424,000. These amounts were allocated to a seven-hole diamond drilling program totalling 3,824 metres conducted in the winter of 2008, and to a program of geological mapping and prospecting carried out in the summer of 2008.

The Ashuanipi and Anatacau-Wabamisk projects were also active during fiscal year 2009. The Company carried out, in the summer of 2008, a vast geological reconnaissance and prospecting program on its Ashuanipi project. This work program was a follow-up to a VTEM heliborne geophysical survey conducted in the spring of 2008. During fiscal year 2009, the Company spent $1.2 million on the Ashuanipi project.

The Company also completed, in the spring of 2008, a short six-hole drilling program totalling 910 metres on its Anatacau-Wabamisk project. Work was followed, in the summer of 2008, by a campaign of geological mapping, prospecting and till sampling. The Company owns a 100% participating interest in the Wabamisk portion of the project and has the option to acquire IAMGOLD's 100% participating interest in the Anatacau portion of the project for a consideration consisting of a $25,000 payment upon signing of the agreement and $3 million in exploration work to be carried out before December 31, 2012. Should the Company acquire a 100% interest in the property, IAMGOLD will retain a 2% NSR. The Company may buy back half (1%) of this royalty for $1.5 million. During fiscal year 2009, the Company spent $898,000 on the Anatacau-Wabamisk project.

The following technical data have been revised by Mr. Paul Archer, engineer and Vice-President Exploration and Acquisitions of the Company. Mr. Archer is a qualified person as defined by National Instrument 43-101.

Coulon Property

The Coulon property is located 55 kilometres NNE of the Fontanges airport, operated by Hydro-Québec, in the Caniapiscau region, approximately 700 kilometres to the east-northeast of Matagami, James Bay region, province of Quebec. The property consists of 3,035 claims covering a surface area of 150,738 hectares (about 1,500 square kilometres). The camp is centered at UTM coordinates (NAD 27, Zone 19) 356290 E 6057960 N, about 15 kilometres north of Fontanges Airport.

On December 11, 2008, the Company announced the signing of an agreement with Breakwater, pursuant to which the Company acquired Breakwater's 50% participating interest in the Coulon JV project, for a consideration consisting of the issuance of 1,666,666 shares of the Company to Breakwater. As per the agreement, Breakwater does not retain any interest or NSR in the property. The Company is now the sole owner of the project.

The Coulon project comes from a regional reconnaissance survey carried out by the Company in the summer of 2003, which had outlined many new interesting polymetallic showings within the Coulon and Pitaval Archean volcanic belts. Subsequent work including airborne and ground Mag-EM surveys as well as several drill campaigns carried out from 2004 to 2006 led to the discovery of five significant volcanogenic massive sulphide lenses called lenses 16-17, 9-25, 08, 44 and 43 .

During fiscal year 2008, the Company carried out an important exploration program that consisted of a heliborne geophysical survey, borehole and ground InfiniTEM surveys, geological mapping and prospecting as well as 93 diamond-drill holes totalling 40,204 metres. This program significantly prolonged the extensions of lenses 08, 9-25, 43, and 44 laterally and at depth and led to the discovery of a new mineralized lens, the Spirit lens, which yielded in drill holes values varying from 1.09% Zn, 0.58% Cu and 17.5 g/t Ag over 1 metre up to 4.11% Zn, 2.32% Cu and 62.08 g/t Ag over 6.15 metres. Exploration continued throughout fiscal year 2009, with other borehole and ground InfiniTEM surveys, geological mapping and prospecting, as well as 102 diamond-drill holes totalling 52,557 metres. Of this total, 31 holes tested lenses 08 and 9-25 laterally and at depth, 12 holes tested lens 43, 14 holes tested the extensions of the Spirit lens, four holes tested lens 44 and four others tested lens 16-17, while the 37 other holes tested several geological and geophysical targets. The drilling program carried out during fiscal year 2009 significantly prolonged the extensions of lenses 08, 9-25 and Spirit and led to the discovery of a seventh massive-sulphide lens called lens 201.

The new holes testing the area of lenses 9-25 and 08 allowed for a better definition of the geometry of these two mineralized zones. Lenses 9-25 and 08 are located on the east flank of a canoe-shape structure (synform) oriented in a general north-south direction. The mineralized lenses have a very steep dip and they can be followed vertically to a depth of about 650 to 750 metres under surface, where they bend rapidly to become sub-horizontal at the base of the canoe-shape structure. Both lenses have the same vertically, elongated spoon-shape and are coplanar. Lens 08 is now traced over 400 metres according to a north-south direction, and the sub-horizontal portion in the hinge zone of the canoe-shape is followed over a 280-metre distance in an east-west axis. This sub-horizontal portion of lens 08 remains open at depth towards the southwest, based on results from hole CN-08-214, which confirmed the continuity of the mineralization in that direction, with an intersection grading 2.13% Zn, 1.33% Cu and 24.07 g/t Ag over 5.45 metres. Lens 9-25, located directly to the east of lens 08, was confirmed over more than 300 metres, in a north-south direction. Its sub-horizontal portion is less developed than that of lens 08 and is followed over a 180-metre distance, in an east-west axis. Drill results from fiscal year 2009 indicate that lens 9-25 is now delimited.

Drillholes that tested the Spirit lens, which is located eight kilometres northwest of lenses 08 and 9-25, significantly expanded its extensions. The mineralization, which has an average thickness of a few metres, generated drill results varying from 0.67% Zn, 1.32% Cu and 21.54 g/t Ag over 1.7 metres up to 14.01% Zn, 1.01% Cu, 113.09 g/t Ag over 3.25 metres. The Spirit lens trends in a N315° general direction with a shallow dip of about 30° to the northeast. The mineralization of economic interest is now confirmed over a lateral distance of about 350 metres and over a distance of 300 metresalong dip. However, the holes drilled outside of this perimeter have intersected weak or no mineralization but the lens remains open at depth.

A new mineralized zone, called lens 201, was discovered by drilling, 2.5 kilometres south of lens 43. Lens 201 was tested with eight holes, which crosscut an intense alteration zone and, more locally, disseminated to massive sulphide zones of a few metres in thickness. Alteration zones generated anomalous results of the order of 0.25% Zn, 0.81% Cu and 11.7 g/t Ag over 2 metres. Sulphide intersections yielded results varying from 3.71% Zn, 1.83% Cu and 32.83 g/t Ag over 2.05 metres up to 3.71% Zn, 1.14% Cu and 21.17 g/t Ag over 6.6 metres. To date, the mineralization of interest is followed over a lateral distance of 75 metres and over a vertical distance of 70 metres to a depth of 330 metres. Lens 201 remains open at depth.

Holes drilled in the areas of lenses 44, 43 and 16-17 did not significantly expand the extensions to these mineralized lenses. Lens 44 is located 250 metres south of lenses 08 and 9-25. Drilling carried out on lens 44 during fiscal year 2009 intersected mainly alteration zones and no new extensions were outlined. Lens 44 is now confirmed laterally over 400 metres and vertically over 500 metres, and seems now totally delimited. Results were about the same for lens 43, located 1.5 kilometres southwest of lenses 08 and 9-25. Lens 43 appears to contain three sub-parallel mineralized zones, northeast oriented, with a plunge to the southwest. Lens 43 remains open at depth along this plunge. Drillholes that tested the extensions of lens 16-17 did not intercept significant mineralization, except for hole CN-08-170 that crosscut a mineralized intersection worthy of mention, which yielded 6.63% Zn, 0.14% Cu and 36.9 g/t Ag over 1.15 metres, about 150 metres vertically under lens 16-17.

Finally, drilling on numerous geological and geophysical targets as well as prospecting and surface mapping did not lead to any other significant discovery on the property.

During fiscal year 2009, total expenditures incurred by the Company and Breakwater on the project amounted to over $13 million. These moneys allowed for the carrying out of an important program that consisted of diamond drilling and geophysical and geological surveys. Encouraging results were obtained on lenses 08, 9-25, Spirit and 201 and several interesting targets remain unexplained. However, mainly because of the current low prices of base metals, the Company is not planning any exploration on the project during fiscal year 2010, but a compilation and interpretation of all results obtained in previous work is currently in progress as well as the preparation of a 43-101 compliant resource calculation.

Poste Lemoyne Extension Property

The Poste Lemoyne Extension project is located in the James Bay area, province of Quebec, at approximately 475 kilometres north-east of the town of Matagami and 10 kilometres west of the Hydro-Québec Poste Lemoyne substation, on the Trans-Taïga road. The project consists of 252 map-designated claims covering 12,878.24 hectares. The claims are held 100% by the Company, but the 112 claims acquired before October 2005 are subject to a 1% NSR to Globestar Mining Company. The Company may buy back 0.5% NSR for $500,000.

Prospecting and heliborne geophysical surveys, carried out by the Company in this area, led to the discovery in June 1998 of the Orfée Zone. Subsequent work conducted in the period of the summer 1998 to fall 2001 consisted of basic prospecting, geological mapping, mechanical stripping, geophysics and a first diamond drilling program of seven holes totalling 1,142 metres. Surface work allowed for the tracing of the mineralization of the Orfée zone almost continuously, over a lateral distance of 125 metres. The mineralization consists mainly of disseminated and stringer sulphides (up to 20% pyrrhotite-pyrite-arsenopyrite) within a corridor of deformation with a plurimetric width, ESE-WNW oriented, affecting silicious sediments and an oxide-silicate iron formation. Channel sampling done on the mineralized zone yielded results varying from 0.8 g/t Au over 6 metres to 12.8 g/t Au over 9 metres. The two holes drilled directly under the Orfée showing returned intersections grading 2.5 g/t Au over 2 metres and 6.14 g/t Au over 5 metres.

This work was followed by two diamond drilling campaigns, carried out between January 2002 and March 2003, which consisted of 60 holes totalling 9,591 metres. The holes tested the Orfée Zone over a lateral distance of 400 metres and to a 350-metre vertical depth. Many geophysical and geological targets were also evaluated along the structural corridor hosting the Orfée Zone. At the end of work, a modelisation and a first resource evaluation were made by an independent qualified person, according to Canadian Mining Institute standards on mineral resources and reserves definition and National Instrument 43-101 Standards of Disclosure for Mineral Projects. Using a minimal width of 3 metres and an upper cutting level of 90 g/t Au, resources of the Orfée Zone are established at 88,588 tonnes grading 9.44 g/t Au in the measured category and 114,895 tonnes grading 18.4 g/t Au in the inferred category (D'Amours C., mars 2003. Modélisation géostatique et estimation des ressources. Rapport interne, Mines d'Or Virginia – 16 pages).

Three other additional drilling programs consisting of 49 holes totalling 12,625 metres were carried out in the December 2003 to April 2007 period. The main objective of these programs was to test more systematically a major zone of flexure along the regional structural corridor, similar to the one hosting the Orfée Zone and located 500 metres east of the Orfée Zone. These holes have allowed for the definition of a large auriferous structure developed in a sequence of basalts/greywackes/ banded iron formation, mineralized mainly with pyrrhotite. This structure, now called Orfée Est, was followed laterally over 500 metres and to a vertical depth of 400 metres where it remains totally open. Overall, drilling yielded large intersections strongly anomalous in gold varying from 0.5 g/t Au over 9 metres up to 1.02 g/t Au over 53 metres. From time to time, the Orfée Est zone returned higher values including 3.09 g/t Au over 26 metres (hole PLE-07-105) and 10.85 g/t Au over 6.25 metres (hole PLE-07-95). Five holes tested the Orfée zone to a maximal depth of 460 metres and extended the vertical continuity of the zone by 60 additional metres to a depth of 310 metres with an intersection grading 28.73 g/t Au over 2 metres (uncut). However, the results obtained at vertical depths of 350 to 460 metres suggest that the high grade zone does not continue at these depths or that its plunge changed significantly. Drilling programs also included holes testing numerous regional targets but the results were not significant.

During fiscal year 2009, the Company pursued its exploration on the Orfée Est zone and on other targets on the Poste Lemoyne Extension property. In the winter and the spring of 2008, the Company carried out a 15-hole drilling program totalling 5,365 metres. Six of the new holes (PLE-08-115, 116, 117, 118, 121 and 128) tested the Orfée Est zone to a vertical depth of 500 metres under the surface, with results that compare to those obtained in the past. Many large intersections very anomalous in gold were obtained but there was no significant improvement in grades in comparison with results from past years. Another hole (PLE-08-120) tested at depth the plunge of the Orfée zone and intercepted a sub-economic intersection grading 2.21 g/t Au over 3 metres. The drilling program also included eight holes testing numerous regional targets (PLE-08-119, 122 to 127, 129). Overall, these holes returned intersections anomalous in gold, with a more encouraging result of 1.09 g/t Au over 26 metres (including 2.73 g/t Au over 3 metres and 2.95 g/t Au over 3 metres) in hole PLE-08-129, which targeted at shallow depth a hinge exposed at surface (trench C), in an iron formation, about 1.5 kilometres east of the Orfée Est zone. This new zone remains totally open to exploration.

A campaign including prospecting, mechanical stripping and geological mapping was also carried out in the summer and fall of 2008, in the southeast area of the property. Work led to the discovery at surface of a new auriferous corridor followed over 6 kilometres, in an east-southeast direction. This corridor contains several new gold showings within a sequence of amphibolitic basalts and wackes also comprising a porphyric-dioritic intrusion. The gold mineralization is present mainly in the dioritic intrusion and the amphibolitic basalts as finely disseminated sulphides (pyrite-pyrrhotite-arsenopyrite) with or without centimetric quartz veinlets. This mineralization creates large halos highly anomalous in gold, in plurimetric to a few tens of metres thicknesses with, from time to time, higher values over a few metres. Overall, channel sampling done on the main gold showings generated the following results:

Guylaine:	from 0.29 g/t Au / 2m up to 0.36 g/t Au / 20.6m
Aim:	0.17 g/t Au / 15m
Sue:	1.02 g/t Au / 4m
Ilto-1:	from 0.59 g/t Au / 6m up to 1.05 g/t Au / 17m, including 3.54 g/t Au / 3m
Ilto-2:	from 0.46 g/t Au / 4m up to 0.37 g/t Au / 14m, including 3.29 g/t Au / 1m
Tommy:	0.96 g/t Au / 6m

Furthermore, individual samples collected to characterize these mineralized showings yielded , from time to time, values between 12 and 52 g/t Au. Further to these encouraging results, line cutting and an IP survey was completed in January 2009 over this new area.

During fiscal year 2009, the Company spent $2.1 million on this project. Work outlined a new auriferous corridor with an interesting potential in the southeast portion of the property. For fiscal year 2010, the Company voted a budget of $800,000 to conduct, in the summer of 2009, a mapping and mechanical stripping program on this auriferous corridor in order to define new targets for drilling.

Corvet Est Property

The Corvet Est property is located in the James Bay region, province of Quebec, 53 kilometres south of LG-4 Airport. It is situated in the southwest portion of NTS 33H/05, at the scale 1:50,000. The property consists of 655 adjacent claims, map-designated, totalling 33,585.35 hectares. The Corvet Est property is subject to an agreement pursuant to which Goldcorp could acquire a 50% participating interest for a consideration consisting of payments totalling $90,000 and $4 million in exploration work over a five-year period. In April 2008, Goldcorp had fulfilled all its obligations and accordingly acquired its 50% participating interest in the Corvert Est property.

Prospecting and regional reconnaissance programs conducted in the summers of 2002 and 2003 as well as subsequent work carried out in the winter of 2004 led to the discovery by Virginia of two significant gold structures called the Contact and Marco zones. Subsequent work carried out between the winter of 2004 and fall 2007 included basic prospecting, geological mapping, mechanical stripping, geophysical and geochemical surveys (till and B horizon) as well as several drilling programs. Work confirmed the potential of the Marco Zone, a plurimetric to decametric gold structure comprising several zones of finely disseminated sulphides (up to 10% arsenopyrite-pyrite-pyrrhotite), associated with microcline-tourmaline-garnet-biotite-magnetite alteration within felsic volcanics. The Marco zone yielded a range of drill results from thin, weakly mineralized intersections grading less than 1 g/t Au over a few metres, to more mineralized intersections grading 5.12 g/t Au over 13.4 metres and 10.1 g/t Au over 5.2 metres. The Marco zone returned drill gold values over a lateral distance of over 1,400 metres and to a vertical depth of 450 metres. As for the Contact zone, it produced irregular results and returned, from time to time, some mineralized intersections of interest. Surface work also led to the discovery of some other showings mineralized in gold, copper and/or molybdenum on the Corvet Est property and on the adjoining property Lac Eade, which is now part of the Corvet Est property .

In the winter of 2008, a new drilling program targeting the Marco zone was conducted on the Corvet Est project. Seven holes totalling 3,824 metres tested the extensions of this gold structure over a lateral distance of 1.6 kilometres and to a vertical depth of 550 metres. Overall, results were mixed as drilling intercepted several thin mineralized zones that returned values of 0.5 to 2 g/t Au in thicknesses of 1 to 2 metres. Three holes testing at depth the extension of the Marco structure generated more encouraging results with 9.37 g/t Au over 2 metres to a vertical depth of about 550 metres (hole CE-08-72), 4.63 g/t Au over 2 metres and 3.54 g/t Au over 3 metres, to a vertical depth of 500 metres (hole CE-08-71), and 1.07 g/t Au over 27 metres, including 3.91 g/t Au over 2 metres, to a vertical depth of 550 metres (hole CE-08-74).

Basic prospecting and till sampling was also conducted in the summer of 2008, in the less known portions of the property. Work led to the discovery of a few new mineralized showings that yielded values of 0.58 g/t Au to 3.70 g/t Au from reconnaissance samples. Till sampling did not reveal any new significant gold anomalies.

In fiscal year 2009, expenses incurred by Goldcorp and the Company totalled $848,000 and $424,000, respectively, to carry out diamond drilling and basic prospecting. The drilling program's main objective was to evaluate at depth, in more detail, the Marco gold structure. Based on results obtained, the Company and its partner are not considering, in a short term, new drilling on the Marco zone. However, a $350,000 exploration program is planned in the summer of 2009 to attempt to discover gold structures of interest in less explored parts of this vast property.

Ashuanipi Property

The Ashuanipi property is located in the James Bay region, province of Quebec, more precisely in the south portion of the Caniapiscau reservoir, about 180 kilometres northwest of Fermont (a mining town). As of February 28, 2009, the property consisted of 1,339 claims covering 68,201.15 hectares. The Company owns a 100% participating interest in this property.

The Ashuanipi project is the result of a regional reconnaissance survey, carried out by the Company in the summer of 2007, which led to the discovery of several interesting polymetallic showings within little explored Archean volcanic belts. Reconnaissance samples collected on these showings yielded values of 0.1 to 2.25 g/t Au, 1.2 to 536 g/t Ag, 0.24 to 2.93% Cu and 0.20 to 3.26% Zn.

Further to these results, the Company conducted in the spring of 2008, a vast VTEM heliborne geophysical survey totalling 2,198 linear kilometres on two distinct blocks. Prospecting, geological mapping and mechanical stripping that followed in the summer of 2008 led to the discovery of new significant mineralized showings. The most important one, the Eagle showing, is hosted by a magnesian alteration zone of plurimetric thickness, developed within mafic to felsic orthogneisses. The mineralization is revealed mainly as pyrrhotite-pyrite ±sphalerite±chalcopyrite±galena stringers and disseminations over widths of 1 to 3 metres. The Eagle zone corresponds to a series of VTEM conductors and can be extrapolated over a lateral distance of 900 metres. In total, 17 channels have been cut in trenches done in the area of the Eagle showing. Results obtained directly on the Eagle showing (TR-AH-08-02) are 0.36% Cu, 0.25 g/t Au and 2.70 g/t Ag over 3 metres. Trench TR-AH-08-06, located 150 metres southwest of the Eagle showing, returned values of 1.30% Zn and 0.25 g/t Au over 2 metres. Trench TR-AH-08-07 yielded a value of 3.78 g/t over 1 metre, 600 metres southwest of the Eagle showing. Finally, two channels returned values of 0.24% Cu, 0.27% Zn and 0.24 g/t Au over 2 metres and 0.73 g/t Au over 6 metres in trench TR-AH-08-09, located 900 metres southwest of the Eagle showing. The other channels done in the area returned only low values. Reconnaissance samples collected to characterize the mineralization yielded results varying from 0.15% to 3.92% Cu, 0.27% to 8.94% Zn and 0.13 to 4.86 g/t Au.

Elsewhere on the property, some samples collected during the geological survey yielded interesting results. At a few kilometres southwest of the Eagle zone, two amphibolitic outcrops, weakly mineralized in pyrrhotite and chalcopyrite, returned values of 6.29 g/t Au and 3.05 g/t Au, 0.65% Cu and 9.50 g/t Ag, respectively. In the center of the property, three outcrops mineralized in pyrite-pyrrhotite-chalcopyrite yielded results between 0.97 and 5.95 g/t Au, 0.81% and 1.03% Cu, 9 g/t and 13.6 g/t Ag. Finally, a few outcrops and mineralized erratic blocks returned values anomalous in Cu-Zn-Ag in the north part of the property.

During fiscal year 2009, the Company spent $1.2 million on the Ashuanipi project. Work allowed for the identification of a main mineralized zone, called Eagle zone, as well as many other mineralized showings of interest. As these mineralized zones are mainly anomalous in base metal (copper and zinc) and because of the very low price of these metals and the remoteness of the project from main infrastructures in the James Bay region, the Company does not foresee any exploration on the project during fiscal year 2010. However, this decision could change should a partner be interested in the project.

Anatacau-Wabamisk Property

The Anatacau-Wabamisk project is located 30 kilometres southwest of the Opinaca reservoir, about 290 kilometres north of Matagami, province of Quebec. The property is situated about 30 kilometres east of the James Bay Road. It consists of 957 designated claims totalling 50,404.34 hectares, split on two adjoining portions: the Anatacau part, with 207 claims constituting the southeast portion of the property, and the Wabamisk part, with 750 claims constituting the main part of the property. The Company owns a 100% participating interest in the Wabamisk portion while IAMGOLD owns a 100% participating interest in the Anatacau portion. As per an agreement entered into in May 2007, the Company has the option to acquire IAMGOLD's 100% participating interest in the Anatacau portion of the project for a consideration consisting of a $25,000 payment upon signing of the agreement and $3 million in exploration work to be carried out before December 31, 2012. Should the Company acquire a 100% interest in the property, IAMGOLD will retain a 2% NSR. The Company may buy back half (1%) of this royalty for $1.5 million.

In June 2005, the Company initiated prospecting and geological mapping on the Wabamisk portion with the objective of discovering epigenetic gold mineralization similar to that of the Roberto zone of the Éléonore project located 65 kilometres northeast of the Anatacau-Wabamisk project. Work led to the discovery of several new mineralized showings that overall returned results mainly anomalous in gold, copper and silver. Samples collected to characterize these showings yielded values between 0.2 g/t and 3.40 g/t Au, 0.04% and 0.71% Cu, and between 1 g/t and 19.5 g/t Ag. The few channels done on the mineralized showings returned weak gold values (less than 2 g/t Au) over widths of 1 metre or less. Work was followed, in 2006, by another mapping and sampling program and by heliborne geophysical (Mag, EM, Radiometry) and geochemical (B Horizon) surveys. New mineralized showings were discovered in the Wabamisk portion, which returned results that compare to those obtained in 2006.

In the summer of 2007, the Company carried out a geological survey as well as prospecting on the entire property, jointly with a till survey (177 samples). Work led to the discovery, in mineralized sediments (pyrite, pyrrhotite and chalcopyrite traces), of the Isabelle showing that returned 6.48 g/t Au over 3 metres when conducting the first channel sampling. Many other reconnaissance samples collected on the property returned values varying between 0.1 g/t and 5 g/t Au with, from time to time, higher values between 12 g/t and 43.1 g/t Au. These results made the Company open 11 trenches, in September 2007, on the best gold and geological targets. In the area of the Isabelle showing, the gold mineralization is difficult to follow from one trench to the other and results vary considerably. Channel results vary between low values (1 g/t Au or less over 1 metre) and maximum values of 4.20 g/t Au over 13.61 metres, including a sample grading 42.8 g/t Au over 1 metre. The Franto showing also generated interesting results. The mineralization consists of 2 to 3% of disseminated pyrite-pyrrhotite in a sheared basalt and it yielded 4.82 g/t Au over 4 metres in channel. The other channels done on the lateral extensions of the Franto showing returned values that vary between 0.93 g/t Au over 2 metres and 4.70 g/t Au over 2 metres. Elsewhere on the property, the trenches done on the other targets returned weak results anomalous in gold. In the fall of 2007, the area covering the Isabelle and Franto showings was the object of line cutting (117.7 kilometres) and a magnetic survey (117.7 kilometres), as well as induced polarization (104.8 kilometres).

During fiscal year 2009, the Company completed a short six-hole drilling program totalling 910 metres to test the Isabelle and Franto showings as well as their possible extensions. Of these six holes, only one returned significant results, hole WB-08-001, with an intersection grading 4.92 g/t Au over 3 metres. This hole tested at shallow depth the Isabelle surface showing that had already yielded 4.20 g/t Au over 13.61 metres in channel. The other five holes did not return any interesting values. One of these holes, testing an IP anomaly located northeast of the Isabelle showing, did not intercept the same sequence of rocks hosting the showing and left the extension of the Isabelle showing untested in that direction. Drilling carried out on the Franto showing intercept mineralization and alterations similar to those observed at surface but no significant gold value was obtained. In the summer of 2008, additional prospecting and geological reconnaissance was conducted on the property. A few new mineralized showings anomalous in gold, copper and silver were observed.

During fiscal year 2009, the Company spent $898,000 on the Anatacau-Wabamisk project. Results obtained to date definitely justify continuing exploration and an additional budget of $1 million will be spent on the project during fiscal year 2010. An important program consisting of mechanical stripping, till sampling and prospecting is planned for the summer of 2009 in order to test the possible extensions of the Isabelle and Franto showings, as well as many IP anomalies located in the vicinity of the mineralized showings. The new targets that will be generated by prospecting and till sampling will also be the object of an additional follow-up.

Generating New Projects

Constant generating of new projects is part of the Company's strategy. Indeed, for several years the Company spent significant amounts of money to carry out compilation and regional geological reconnaissance work over virgin or little-explored territories with the main objective of discovering promising geological contexts and/or mineralized showings that would justify the acquisition of new mining properties and the start-up of new projects. Although success is not guaranteed, these reconnaissance programs have nevertheless been the starting point of many important projects of the Company, namely Éléonore, Coulon, and Corvet Est. In the course of the recent financial year, the Company spent over $500,000 in regional reconnaissance work and is planning a similar budget for fiscal year 2010.

Selected Financial Information

	Earnings (Loss) for Fiscal Years Ended
	February 28, 2009 $	February 29, 2008 $	February 28, 2007 $
General and administrative expenses	5,355,000	4,147,000	7,147,000
Other income	997,000	3,907,000	7,365,000
Net earnings (net loss) from continuing operations	(3,608,000)	(386,000)	219,000
Net loss	(3,608,000)	(386,000)	(419,000)
Basic and diluted net earnings (net loss) per share
from continuing operations	(0.130)	(0.014)	0.009
Basic and diluted net loss per share	(0.130)	(0.014)	(0.016)

Results of Operations From Continuing Operations

Comparison Between Fiscal Years 2009 and 2008

For fiscal year 2009, the Company posted a net loss of $3,608,000 compared to $386,000 for fiscal year 2008. This variation results mainly from a decrease of $2,910,000 in other income and from an increase of $1,208,000 in general and administrative expenses.

General and Administrative Expenses

Since January 1, 2008, all employees' wages are paid directly by the Company; they were previously paid by a management company held by a director. These charges were posted under caption Rent, office expenses and other. In the preceding comparative period, only the directors received compensation from the Company. For a better comparative analysis, the captions Salaries and Rent, office expenses and other are grouped together.

During fiscal year 2009, salaries, rent office expenses and other totalled $1,633,000 compared to $1,328,000 for fiscal year 2008, an increase of $305,000. This increase is due mainly to a severance paid to a former officer of the Company and to a general increase in administration work load and to the training of personnel, counterbalanced by a $100,000 donation to the Fonds Restor-Action Nunavik made during fiscal year 2008.

For fiscal year 2009, professional and maintenance fees increased by $136,000 to come to $501,000. This increase results mainly from costs related to adjustments to comply with new standards and rules.

There were no management fees during fiscal year 2009. For fiscal year 2008, the $300,000 annual maximum was reached. These fees were invoiced by a management company held by a director (see section Related Party Transactions).

For fiscal year 2009, stock-based compensation amounted to $972,000 compared to $1,295,000 for the preceding year. A reduction of the fair value of stock options granted during fiscal year 2009 explains this decrease in compensation.

During fiscal year 2009, general exploration costs totalled $308,000 compared to $431,000 for the preceding year. In 2009, the Company concentrated work on its current major projects.

One of the Company's policies is to abandon properties or part of properties that no longer have significant potential for deposit discovery. During fiscal years 2009 and 2008, the Company proceeded with write-downs of several mining properties for a total of $2,048,000 and $612,000, respectively. This increase results from the write-down, in the fiscal year 2009, of the following properties: Gipouloux ($439,000), Laguiche ($326,000), and Nichicun ($286,000).

Other Income

For fiscal year 2009, dividends and interest totalled $1,529,000, a decrease of $441,000 in comparison with fiscal year 2008. This drop-off results mainly from a decrease in the Company's investments and from low interest rates on the obligations held by the Company.

Fees invoiced to partners during fiscal years 2009 and 2008 totalled $919,000 and $1,108,000, respectively. In fiscal year 2009, the Company received fees from Goldcorp on the Corvet Est project, from Breakwater on the Coulon JV, Trieste, and Lac Gayot projects, and from SOQUEM on the Génération Grenville project. Most of the fees come from the Coulon JV project. For fiscal year 2008, the Company received fees from Goldcorp on the Corvet Est project, from Breakwater on the Coulon JV project, and from MacDonald Mines Exploration Ltd. (“MacDonald Mines”) on the LG 3.5 project.

During fiscal year 2009, the Company posted a gain on sale of $11,000 related to the sale of the Lac Dufault property, compared to a gain on sale of $6,360,000 related to the sale of the Apple and Tantale Erlandson properties completed in the preceding year.

Consequent to the important markets' fall during fiscal year 2009, the Company posted a provision of $1,348,000 for other than temporary write-down on available-for-sale investments and a $436,000 loss in investments held for trading. During fiscal year 2008, the Company posted a provision of $2,128,000 for other than temporary write-down on available-for-sale investments and a $5,476,000 loss in investments held for trading. These losses are mostly attributable to the write-down on third-party Asset-Backed Commercial Paper (“ABCP”) and to the write-down applied on warrants and shares of Uranium Star Corporation that the Company received in exchange for the Sagar property.

Future Income Taxes

During fiscal year 2009, the Company recognized a $749,000 recovery on future income taxes compared to a charge of $146,000 in 2008. The variation results mainly from the renunciation of the resource expenditure deductions in favour of investors with respect to a flow-through financing completed in January 2009.

Comparison Between Fiscal Years 2008 and 2007

During fiscal year 2008, the Company recognized a net loss of $386,000 compared to net earnings of $219,000 for fiscal year 2007. This variation results mainly from a decrease of $3,458,000 in other income, counterbalanced by a decrease of $2,999,000 in general and administrative expenses.

General and Administrative Expenses

Salaries and rent, office expenses and other amounted to $1,328,000 for fiscal year 2008 compared to $1,216,000 for fiscal year 2007, an increase of $112,000. Excluding the unusual elements of fiscal year 2007, in particular the transaction-related bonus of $370,000 allocated to directors, officers and employees in connection with the transaction involving Goldcorp as well as a $172,000 credit from the “Fonds National de Formation de la Main-d'oeuvre”, the increase would have amounted to $310,000. This variation results mainly from a $100,000 donation to the Fonds Restor-Action Nunavik Inc., a compensation of $80,000 paid to the directors of the Company since March 2007 and an increase in advertising and exhibitions.

During fiscal year 2008, professional and maintenance fees increased by $47,000. This increase results mainly from costs related to adjustments to comply with new standards and rules.

During fiscal year 2008, management fees reached the $300,000 annual maximum (see section Related Party Transactions). For fiscal year 2007, the $182,000 management fees result from a slow-down in exploration work.

During fiscal year 2008, the stock-based compensation amounted to $1,295,000, a decrease of $1,996,000 compared to fiscal year 2007. This variation results mainly from a granting of options, during fiscal year 2007, which followed the Éléonore transaction with Goldcorp.

General exploration fees were about the same during fiscal years 2008 and 2007.

During fiscal years 2008 and 2007, the Company wrote off many mining properties for a total of $612,000 and $1,909,000, respectively. The variation results from the write-off of the Megatem property ($944,000) during fiscal year 2007.

Other Income

During fiscal year 2008, dividends and interest increased by $267,000 compared to fiscal year 2007, accordingly with the increase in the Company's investments.

Fees invoiced to partners increased by $814,000 for fiscal year 2008 in comparison with fiscal year 2007. During fiscal year 2008, the Company received fees from Goldcorp on the Corvet Est property, from Breakwater on the Coulon JV property, and from MacDonald Mines on the LG 3.5 property. For fiscal year 2007, the Company fees were mainly from Breakwater on the Coulon JV property, and from Goldcorp on the Corvet Est property.

During fiscal year 2007, the Company received 3,000,000 shares and 3,000,000 warrants of Uranium Star Corporation in exchange for a 100% participating interest in the Sagar property. This transaction generated a gain on sale of property of $4,338,000, posted in the statements of earnings under the caption Option payments received in excess of cost of mining properties.

During fiscal years 2008 and 2007, gains on sale of mining properties totalled $6,360,000 and $319,000, respectively. The variation results mainly from a significant gain on sale of the Apple and Tantale Erlandson properties that occurred in fiscal year 2008.

During fiscal year 2008, the Company recognized a provision of $2,128,000 for other than temporary write-down on available-for-sale investments and a loss of $5,476,000 on held-for-trading investments. These losses are mostly attributable to the write-down on ABCPs and to the write-down applied on warrants and shares of Uranium Star Corporation that the Company received in exchange for the Sagar property. For fiscal year 2007, a provision of $299,000 for other than temporary write-down of short-term investments was accounted for in order to bring back certain investments to the lower of cost of the market value.

Other Information

	Balance Sheets as at
	February 28,	February 29,	February 28,
	2009	2008	2007
	$	$	$
Working capital	38,466,000	48,105,000	46,433,000
Long-term investments	1,212,000	1,444,000	−
Mining properties	27,074,000	14,897,000	9,739,000
Total assets	68,087,000	68,476,000	59,407,000
Shareholders' equity	66,875,000	64,580,000	56,185,000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company's financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

Liquidity and Financing From Continuing Operations

As at February 28, 2009, cash and cash equivalents amounted to $7,633,000 compared to $8,665,000 as at February 29, 2008. From management's point of view, the working capital as at February 28, 2009, will cover current expenditures and exploration fees for the next following years. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects. On June 5, 2008, the Company completed a private placement for gross proceeds of $4,500,000 that was used mainly for exploration on the Coulon project.

Comparison Between Fiscal Years 2009 and 2008

Operating Activities

For fiscal year 2009, cash flows from operating activities totalled $519,000 compared to $107,000 for fiscal year 2008. This variation results mainly from a decrease in dividend and interest income as well as in fees invoiced to partners during fiscal year 2009.

Financing Activities

Cash flows from financing activities for fiscal years 2009 and 2008 amounted to $4,289,000 and $3,177,000, respectively. During fiscal year 2009, the Company issued flow-through shares pursuant to a $4,500,000 private financing. During fiscal year 2008, Goldcorp exercised the warrants granted pursuant to a private financing completed with the Company.

Investing Activities

Cash flows used by the Company in investing activities for fiscal year 2009 amounted to $4,803,000 compared to $545,000 for fiscal year 2008. The Company's investing activities consist mainly of acquisition of mining properties, capitalization of exploration work, change in tax credits for mining exploration applied against mining properties as well as buying and selling of short-term investments.

For fiscal year 2009, the acquisition of mining properties and the capitalization of work exploration required disbursements of $14,843,000 compared to $9,618,000 for the preceding year. This increase results mainly from more important exploration expenses on the Coulon project.

The change in tax credits for mining exploration applied against mining properties amounted to $5,181,000 for fiscal year 2009 compared to $6,973,000 for fiscal year 2008. This decrease results mainly from the renunciation to the deduction of exploration costs related to a flow-through financing of $4,500,000 completed in fiscal year 2009.

For fiscal years 2009 and 2008, the disposal in short-term investments generated $4,918,000 and $5,695,000 in cash, respectively.

Because of ABCPs' liquidity problems experienced in August 2007, the Company proceeded, in fiscal year 2008, with a reclassification of $3,899,000 from cash and cash equivalents to long-term investments.

Comparison Between Fiscal Years 2008 and 2007

Operating Activities

For fiscal year 2008, cash flows from operating activities totalled $107,000, a decrease of $3,445,000 compared to fiscal year 2007. This variation results mainly from a change in accounts payable and charges related to advance payments from partners.

Financing Activities

Cash flows from financing activities for fiscal years 2008 and 2007 amounted to $3,177,000 and $6,150,000, respectively. The variation results mainly from the issuance of shares upon a private placement completed in fiscal year 2007.

Investing Activities

During fiscal year 2008, the Company used $545,000 in cash flows from investing activities compared to $11,530,000 for fiscal year 2007.

For fiscal year 2008, the acquisition of mining properties and the capitalization of work exploration required disbursements of $9,618,000 compared to $4,291,000 for fiscal year 2007. This increase results mainly from more important exploration expenses on the Coulon project.

The change in tax credits for mining exploration applied against mining properties amounted to $6,973,000 for fiscal year 2008 compared to $652,000 for fiscal year 2007. This variation results mainly from an important increase in exploration expenses in 2008.

For fiscal year 2008, the disposal of short-term investments generated $5,695,000 compared to acquisitions of $7,992,000 for fiscal year 2007.

Investments in Third-Party Asset-Backed Commercial Paper

In August 2007, the Canadian third-party Asset-Backed Commercial Paper ("ABCP") market was hit by a liquidity disruption. Since then, the securities held by the Company have not been traded in an active market.

On August 16, 2007, a group of financial institutions and other parties agreed, pursuant to the Montreal Accord (the "Accord") to a standstill period in respect of ABCP sold by 23 conduit issuers. A Pan-Canadian Investors Committee (the "Committee") was subsequently established to oversee the orderly restructuring of these instruments during this standstill period.

An ABCP restructuring report of J.P. Morgan dated March 14, 2008 and a restructuring Plan proposed to noteholders dated March 20, 2008 were published. The Plan was approved by noteholders on April 25, 2008 and on June 5, 2008, the Ontario Superior Court of Justice homologated it.

On June 25, 2008, a number of ABCP holders appealed the Ontario Superior Court of Justice's decision to the Ontario Court of Appeal. On August 18, 2008, the Ontario Court of Appeal upheld the Ontario Superior Court of Justice's decision approving the Committee's Restructuring Plan. On August 29, 2008, a number of ABCP holders appealed the Ontario Court of Appeal's decision to the Supreme Court of Canada.

On September 19, 2008, the Supreme Court of Canada denied leave to appeal by a small group of ABCP holders.

On December 11, 2008, the Committee announced that an agreement in principle had been reached among various key participants in the ABCP restructuring, which would result in several significant improvements to the restructuring Plan.

On December 24, 2008, the Committee confirmed that an agreement for additional back-stop facility had been reached with all key stakeholders, including the governments of Canada, Quebec, Ontario and Alberta.

On January 21, 2009, the Pan-Canadian Committee of ABCP investors announced that the third-party ABCP restructuring plan had been implemented. Pursuant to the terms of the plan, holders of ABCP had their short-term commercial paper exchanged for longer-term notes whose maturities match those of the assets previously contained in the underlying conduits. As at this date, the Company held a portfolio of $3,800,000 principal amount in non-bank sponsored ABCP.

As at the plan implementation date, the Company remeasured its investments in ABCP at fair value prior to the exchange. During this valuation, the Company reviewed its assumptions to factor in new information available at that date.

Since there is no active market for ABCP securities, the Company's management has estimated the fair value of these assets by discounting future cash flows determined using a valuation model that incorporates management's best estimates based as much as possible on observable market data, such as the credit risk attributable to underlying assets, relevant market interest rates, amounts to be received and maturity dates. The Company assigns an average discount rate of 15.70% with an estimated average term of 7.49 years and the average coupon rate is 1.75%.

As at January 21, 2009, the fair value of ABCP held by the Company was estimated at $1,275,000. As a result of this valuation, the Company recognized an unrealized loss in ABCP investments of $169,000 ($2,455,000 for the year ended February 29, 2008), which is presented under caption Loss on investments held for trading. The Company also took into account the first payment of interest of $148,000 received on January 21, 2009, which includes an estimative part of ABCP accrued interest from August 2007 to August 31, 2008, net of related restructuring costs of the implementation of the plan. This amount reduced the unrealized loss in ABCP.

Also on January 21, 2009, the ABCP held by the Company at that date was exchanged for new securities. The new notes now have a par value of $3,768,000 as follows:

MAV 2
Class A-1 Synthetic Notes	$ 792,000
Class A-2 Synthetic Notes	499,000
Class B Synthetic Notes	90,000
Class C Synthetic Notes	43,000
$1,424,000
MAV 3
Tracking Notes – Traditional Assets (AT)	$ 361,000
Tracking Notes – Ineligible Assets (IA)	1,983,000
$2,344,000

These new notes were designated as held for trading.

On February 28, 2009, the Company remeasured its new notes at fair value. During this valuation, the Company reviewed its assumptions to factor in new information available at that date, as well as the changes in credit market conditions. The Company assigns an average discount rate used of 16.59% with an estimated average term of 7.39 years, and the average coupon rate is 2.17%. As a result of this valuation, the Company recognized an unrealized loss in the new notes of $63,000, which is presented under caption Loss on investments designated as held for trading.

An increase in the estimated discount rate of 1% would reduce the estimated fair value of the Company's investment in the new notes by approximately $74,000.

In the absence of active market, the fair value of the new notes is determined using a weighting approach and the foregoing assumptions and is based on the Company's assessment of market conditions as at February 28, 2009. The reported fair value may change materially in subsequent periods. The Company believes these differences will not have a material impact on the Company's financial condition.

Quarterly Information

The information presented thereafter details the total general and administrative expenses, other income (expenses), overall net earnings (net loss), and the net earnings (net loss) per participating share from continuing operations of the last eight quarters.

Quarter Ended	General and Administrative Expenses	Other Income (Expenses)	Net Earnings (Net Loss)	Net Earnings (Net Loss) per Share
				Basic	Diluted
	$	$	$
2009-02-28	1,465,000	(1,000)	(330,000)	(0.011)	(0.011)
2008-11-30	1,939,000	(14,000)	(2,178,000)	(0.079)	(0.079)
2008-08-31	1,154,000	(147,000)	(1,291,000)	(0.047)	(0.047)
2008-05-31	797,000	1,159,000	191,000	0.007	0.007
2008-02-29	1,701,000	277,000	(1,971,000)	(0.074)	(0.074)
2007-11-30	670,000	588,000	733,000	0.028	0.027
2007-08-31	991,000	3,203,000	2,031,000	0.077	0.076
2007-05-31	785,000	(161,000)	(1,179,000)	(0.045)	(0.045)

Analysis of Quarterly Results

As the Company's business is in the mining exploration field, it receives no income from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gain on sale of investments or mining properties may vary quite much from one quarter unrelated to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

Fourth Quarter

For the fourth quarter of the current year, the Company recognized a net loss of $330,000 compared to a net loss of $1,971,000 for the fourth quarter of the preceding year. During the fourth quarter of fiscal year 2009, general and administrative expenses decreased by $236,000 compared to the preceding comparative quarter. This decrease results from a decline in stock-based compensation. As for other income (expenses), the decrease of $278,000 is due mainly to a decrease in dividend and interest income, and a decrease in fees invoiced to partners. During the last quarter of fiscal year 2009, the Company renounced exploration expenses related to the $4,500,000 flow-through financing completed in June 2008.

Cashflows from operating activities totalled $175,000, a decrease of $486,000 compared to the fourth quarter of 2008. The difference results mainly from a change in accounts payable and charges.

Cashflows from financing and investing activities have not changed significantly.

Contractual Obligations

The following table presents the Company's contractual obligations as at February 28, 2009.

		Total Commitments per Period
	Total Commitments $	Less than 1 Year $	From 1 to 3 Years $	From 4 to 5 Years $	After 5 Years $
Rental lease for
administrative offices	438,000	99,000	298,000	41,000	−
Total	438,000	99,000	298,000	41,000	−

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company entered into the following transactions with companies owned by directors:

	Fiscal Years Ended
	February 28, 2009 $	February 29, 2008 $	February 28, 2007 $
Expenditures capitalized in mining properties	−	818,000	362,000
Management fees	−	300,000	182,000
Rent, office expenses and other	257,000	706,000	1 126,000
General exploration costs	−	202,000	156,000
	257,000	2,026,000	1,826,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Since January 1, 2008, all employees working exclusively for the Company have been transferred to the payroll of the Company. Previously, the Company had no employees and all services were provided by management companies held by directors.

For fiscal year 2008, expenditures capitalized in mining properties and general exploration costs consisted of employees' wages related to exploration as well as their expense accounts. Management fees for fiscal year 2008 were administrative expenses based on exploration fees incurred by the Company.

Rent stands for the rental of office space, and office expenses include all Company's administrative expenses related to employees offering services to the Company.

Subsequent Events

Credit Agreement Signed in Relation with ABCPs

On March 16, 2009, the Company signed a credit agreement with its financial institution (the "Bank") to receive a revolving credit facility up to $1,488,000, which represents 75% of the par value of the MAV 3 Tracking Notes Ineligible Assets ("Restructured Notes IA") received in exchange for ABCP supported by ineligible assets. In exchange, the Company has contracted to a mortgage and a first plan security on Restructured Notes IA. These are held in a security account subject to the Bank securities and held by a trust. The initial maturity of the credit agreement is two years from February 23, 2009.

Under the credit agreement, the Company will have the option, from February 23, 2011, to dispose of Restructuring Notes IA in favour of the Bank in payment of facility principal due on the credit line for a maximum amount of $1,488,000 regardless of the fair value of Restructuring Notes IA at the option exercise date.

The Company's management will estimate the fair value of this option by using a model of valuation (Black & Scholes) with observable data, if available.

As at March 16, 2009, the fair value of this option was estimated at $1,284,000.

This financial asset will be classified as held for trading in the Company's financial statements.

Agreement Signed with MacDonald Mines

On May 6, 2009, the Company entered into an agreement with MacDonald Mines on the Assinica property. As per the agreement, MacDonald Mines has the option to acquire a 50% participating interest in the Assinica property in consideration of payments totalling $130,000 and $2,500,000 in exploration work to be carried out during the next four years. The Company will be the operator.

Carrying Value of Mining Properties

At the end of each quarter, exploration work done on mining properties is reviewed to evaluate their potential. Following this analysis, write-offs are done if needed.

Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Note 20 of the financial statements describes the significant differences of measurement between Canadian GAAP and US GAAP as it relates to the Company. The significant accounting policies, which have been consistently applied, are summarized as follows.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses for the reporting periods. Significant estimates include the valuation of credit on duties refundable for loss and the refundable tax credit for resources, future income tax assets and liabilities, the recoverability of short-term investments and the mining properties, the valuation of long-term investments, the fair value of stock options granted and certain liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, balances with banks and highly liquid short-term investments with original maturities of three months or less at the acquisition date.

Short-Term Investments

Short-term investments consist primarily of bonds, trust units, convertible debentures and investments in public companies that do not meet the definition of cash and cash equivalents.

In accordance with the requirements of Section 3855 of the Canadian Institute of Chartered Accountants Handbook ("CICA"), Financial Instruments – Recognition and Measurement, adopted by the Company as of March 1, 2007, short-term investments that are bonds, trust units or investments in public companies are classified as available-for-sale investments. Convertible debentures and warrants held by the Company are classified as investments held for trading.

Prior to March 1, 2007, short-term investments were stated at the lower of amortized cost and market value.

Financial Instruments

The standards require that financial assets and financial liabilities, including derivative financial instruments, be initially measured at fair value. Subsequent to initial recognition, financial assets and financial liabilities are measured based on their classification: held for trading, available for sale, loans and receivables or other than held-for-trading liabilities.

  Held for trading - Financial assets and financial liabilities required to be classified or designated as held for trading are measured at fair value, with gains, losses and transaction costs recorded in net earnings for the period in which they arise. Section 3855 allows an entity to designate any financial instrument as held for trading on initial recognition or adoption of the accounting standard if reliable fair values are available, even if that instrument would not otherwise satisfy the definition of a security held for trading. Transaction costs are recorded immediately in net earnings.

  Available for sale - Financial assets classified as available for sale are measured at fair value. Unrealized gains and losses, are recognized directly in other comprehensive income, except for other than temporary impairment losses, which are recognized in net earnings. Upon derecognition of the financial asset, the accumulated gains or losses previously recognized in accumulated other comprehensive income are reclassified to net earnings. Transaction costs are added to the carrying amount of the financial instrument.

Available-for-sale securities are reviewed on a regular basis to determine whether there has been a decline in value that is other than temporary. For the purpose of measuring any decline in value, the Company takes into account many facts proper to each investment as well as all the factors that encompass, without being inclusive, a significant or prolonged decline in fair value, important financial distress of the issuer, a breach of contract, an increasing risk of issuer's bankruptcy or restructuration, and disappearance of an active market for the financial asset concerned.

  Loans and receivables - Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method, which corresponds to par value due to their short-term maturity.
  Other than held-for-trading liabilities - Financial liabilities classified as other than held for trading are measured at amortized cost using the effective interest method, which corresponds to par value due to their short-term maturity.

Transitional Adjustment

On March 1, 2007, the Company made adjustments to all its financial instruments in the balance sheet. These adjustments made to the previous fair value of warrants and convertible debentures have been recognized as an adjustment to the opening balance of deficit and all adjustments to initial fair value of bonds, trust units and shares have been recognized to the opening balance of the comprehensive income, net of related income taxes. The following table presents the impact of the new accounting standards on the balance sheet.

	As at February 28, 2007	Adjustment to Adoption of New Standards		As at March 1, 2007
Assets
Short-term investments	34,496,000	4,998,000		39,494,000
Shareholders' equity
Deficit	(41,445,000)	2,192,000		(39,253,000)
Accumulated other comprehensive income	-	2,806,000	(1)	2,806,000
Impact on shareholders' equity	(41,445,000)	4,998,000		(36,447,000)
(1) This amount is net of related income taxes of $600,000, which are accounted for in the deficit.

Mining Properties

The Company records its interests in mining properties and areas of geological interest at cost less option payments received and other recoveries. Exploration costs related to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the mining properties to which they relate are placed into production, sold or abandoned. Management reviews for impairment the carrying amount of mining properties on a regular basis. These costs will be amortized over the estimated useful life of mining properties following commencement of production or written off if the mining properties are sold or projects are abandoned. General exploration costs not related to specific mining properties are expensed as incurred.

Although management has taken actions to verify the ownership rights for mining properties in which the Company owns an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Company as to title. The title to property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Credit on Duties Refundable for Loss and Refundable Tax Credit for Resources

The Company is entitled to a credit on duties refundable for loss under the Mining Duties Act. This credit on duties refundable for loss on mining exploration expenses incurred in the province of Quebec at a rate of 12% has been applied against the costs incurred.

Furthermore, the Company is entitled to a refundable tax credit for resources for mining companies on qualified expenditures incurred. The refundable tax credit for resources may reach 38.75%. This tax credit has been applied against the costs incurred.

Asset Retirement Obligations

The Company follows the recommendations of the CICA in accounting for asset retirement obligations. Under its standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis with a risk-free interest rate when they are incurred. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. As at February 28, 2009, the Company has no asset retirement obligations.

Share Capital

Shares issued pursuant to flow-through financing agreements and for the acquisition of mining properties are recorded at their fair market value. Upon the acquisition of mining properties, the carrying value may exceed the tax basis since the Company renounces the deductions in favour of the investors concerned. Future income taxes arising from the difference between the carrying amount and the tax basis are recorded as share issue expenses.

Share issue expenses and future income taxes arising from the difference between the carrying value and the tax basis of exploration costs are applied against share capital.

Income Taxes

The Company provides for income taxes using the liability method. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the period in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Flow-Through Shares

The Company finances, when appropriate, some exploration work through the issuance of flow-through shares. The resource expenditure deductions for income tax purposes are renounced to investors in accordance with the appropriate income tax legislation. The Company recognizes future income tax liabilities and reduces share capital when the expenditures are renounced with the tax legislation.

Stock-Based Compensation Plan

The Company has established a stock-based compensation plan, which is described in note 10a to the financial statements. Any consideration received from plan members upon the exercise of stock options is credited to share capital. The Company accounts for compensation costs for all forms of stock-based compensation awarded to employees and non-employees, including stock options, using a fair value based method.

New Accounting Standards

Section 1400, General Standards of Financial Statement Presentation

On March 1, 2008, the Company adopted Section 1400, General Standards of Financial Statement Presentation. This Section has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern (going concern assumption). The adoption of this Section had no impact on the financial statements of the Company.

Section 1535, Capital Disclosures

On March 1, 2008, the Company adopted Section 1535, Capital Disclosures. This Section establishes standards for disclosing information about an entity's capital. The information will enable users of its financial statements to evaluate its objectives, policies and processes for managing capital. An entity will also disclose whether it complies with capital requirements to which it is subject and the consequences of non-compliance. The required disclosure is contained in note 16 to the financial statements.

Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments - Presentation

On March 1, 2008, the Company adopted Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which replace Section 3861, Financial Instruments – Disclosures and Presentation. These new

Sections require enhanced disclosures on financial asset and liability categories as well as a detailed analysis of the risks associated with the Company's financial instruments and how the entity manages those risks. Presentation requirements remain unchanged. The required disclosures are contained in note 6 to the financial statements.

Effective July 1, 2008, the Canadian Accounting Standards Board approved amendments to Section 3855, Financial Instruments – Recognition and Measurement, and Section 3862, Financial Instruments – Disclosures, from the CICA Handbook. These amendments focus on the ability to reclassify, under rare circumstances, financial assets out of the held-for-trading category. The Company has not reclassified any of its financial instruments.

EIC-173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities

On January 20, 2009, the Emerging Issues Committee issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides further information on determining the fair value of financial assets and financial liabilities under Section 3855, Financial Instruments – Recognition and Measurement. This Abstract states that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This recommendation applies retrospectively without restatement of prior period financial statements to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, the date of issuance of the Abstract. The adoption of this Abstract had no impact on the financial statements of the Company.

EIC-174, Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee issued EIC-174, Mining exploration costs, to provide additional guidance for mining exploration enterprises on when an impairment test is required. This Abstract should be applied to financial statements issued after March 27, 2009. The adoption of this Abstract had no impact on the financial statements of the Company.

Impact of New Accounting Standards Not Yet Adopted

International Financial Reporting Standards ("IFRS")

In 2007, the CICA published an update of the Accounting Standards Board's Implementation Plan for incorporating IFRS into Canadian GAAP. The plan outlines the key decisions that the CICA will need to make as it implements the Strategic Plan to converge Canadian GAAP standards with IFRS. While IFRS use a similar conceptual framework to that of Canadian GAAP, there are still significant accounting policy differences that will need to be resolved. The CICA has confirmed January 1, 2011 as the change over from current Canadian GAAP to IFRS for publicly accountable companies.

An analysis of the differences between IFRS and the Company's accounting standards is underway. This analysis is being conducted by taking into account the potential impacts, among others, on accounting policies and financial reporting. The Company is currently evaluating the impact of these new standards on its financial statements.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares, without par value. As at May 14, 2009, 29,201,776 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at May 14, 2009, 1,684,500 stock options were outstanding. Their expiry date varies from April 6, 2011 to January 15, 2019.

Also as at May 14, 2009, 25,000 warrants were outstanding and their expiry date is December 5, 2009.

Risk Factors and Uncertainties Related to Financial Instruments

Financial Risks

The Company has exposure to various financial risks such as credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk

Credit risk associated with short-term investments arises mainly from the possibility that the issuer of securities may be unable to fulfill payment obligations. The Company minimizes its exposure to issuer risk by investing only in products having a high quality investment-grade rating. It also ensures to achieve a good diversification of its banking investments. In addition, the Company attempts to minimize its risks by entering into agreements only with Canadian institutions and their subsidiaries. Exposure to these risks is closely monitored and maintained within the limits stated in the investment policy of the Company, which is revised regularly.

Credit risk associated with other amounts receivable arises from the possibility that the partners may not be able to repay their debts. These receivables result from exploration work carried out on projects in partnership with other mining companies. The Company considers that the credit risk related to amounts receivable from such partnerships are minimal, because the Company signed agreements with major mining companies.

Liquidity Risk

Liquidity risk is the risk that the Company may be unable to fulfill its financial obligations related to financial liabilities. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidities to meet liabilities when due. As at February 28, 2009, the Company had a cash balance of $7,633,000 ($8,665,000 as at February 29, 2008) to settle current liabilities of $1,212,000 ($3,895,000 as at February 29, 2008). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes interest rate risk, currency risk and other price risks such as equity risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuate due to changes to market interest rates. The Company's current policy is to invest excess cash principally in bonds and convertible debentures refundable before maturity and/or in interest-bearing accounts of Canadian banks and their subsidiaries.

As at February 28, 2009 and as at February 29, 2008, the Company's exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Variable interest rate
Short-term investments	Fixed interest rates ranging from 1.38% to 8.50%
Other amounts receivable	Non-interest-bearing
Long-term investments	As described in note 5 to the financial statements
Accounts payable and accrued liabilities	Non-interest-bearing

For the year ended February 28, 2009, the sensivity to a +/- 1% change in bank balance rates would have an estimated after-tax effect of $76,000 on the Statement of Earnings (Loss).

Changes in fair value of available-for-sale bonds are recorded in Other Comprehensive Loss. For the Company's available-for-sale bonds, a variation of +/- 1% of interest rates as at February 28, 2009, would result in an estimated after-tax effect in Other Comprehensive Loss of $152,000.

Foreign Exchange Risk

The Company's functional currency is the Canadian dollar and most of purchases are made in Canadian dollars. The Company holds foreign currency in a chartered Canadian bank account as at February 28, 2009, but the risk is minimized because the balance of the bank account is not significant for the Company. As a result, the Company's exposure to foreign exchange risk is minimal.

Equity Risk

Equity risk is the risk that the fair value of a financial instrument varies due to equity market changes.

Changes in fair value of trust units and available-for-sale shares are recorded in Other Comprehensive Loss. For the Company's trust units and available-for-sale shares, a variation of +/- 10 % of the quoted market prices as at February 28, 2009, would result in an estimated after-tax effect in Other Comprehensive Loss of $350,000.

Changes in fair value of warrants and convertible debentures held for trading are recorded in the Statements of Earnings. There is no material risk related to the warrants for the Company due to the zero carrying value as at February 28, 2009. Changes in fair value of convertible debentures would be more impacted by the stock markets than the interest rate variation. A variation of +/-10% in market prices as at February 28, 2009, would result in a maximal estimated after-tax effect in the Statements of Earnings (Loss) of $135,000.

Other Risk Factors and Uncertainties

Exploration Risk

The Company is considered as an exploration company. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

Risk on the Uncertainty of Title

Although the Company has taken actions to verify the ownership rights for mining properties in which it has an interest in accordance with industry standards for the current exploration phase of these properties, these procedures give no assurance to the Company as to title. The title to property may be subject to unrecognized prior agreements and not compliant with regulatory requirements.

Key Personnel

The success of the Company rests in its capacity to attract and retain a qualified staff. There is evidence of strong competition in the industry and the Company's success mostly depends on management and on personnel highly qualified in geology. The incapacity of recruiting qualified personnel and the loss of key personnel could constitute a significant obstacle to the success of operations.

Environmental Risk

The Company is exposed to various environmental incidents that can occur during exploration work. The Company maintains an environmental management program including operational plans and practices.

Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During fiscal year 2009, the Company modified an internal control over financial reporting in order to correct the material weakness identified by the independent auditors in the course of the evaluation of internal controls as at February 29, 2008. More specifically, an efficient supervising procedure has been instituted in order to assure that information contained in spreadsheets is recorded and calculated adequately. This new procedure will eliminate this material weakness in internal controls over financial reporting.

Because of another material weakness described thereafter, the management concluded that as at February 28, 2009, the Company's internal control over financial reporting was not effective.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual financial statements will not be prevented or detected on a timely basis.

As at February 28, 2009, a material weakness was identified after a review by the Securities Exchange Commission of the Company's financial statements of fiscal year 2008. The Company did not maintain effective controls over the application of US GAAP. Particularly, the company has failed to correctly apply rule EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets Related Issues with respect to the acquisition of mineral properties and mineral rights. As a result, the Company has adjusted its financial statements for fiscal years ended February 29, 2008 and February 28, 2007. Unless remediated, this deficiency could result in a material misstatement in the US GAAP note presented in the Company's financial statements that would not be prevented nor detected.

An internal control will be instituted in order to assure that recurrent differences between Canadian and US GAAP are still in good standing on signing of the financial statements.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at February 28, 2009. In view of the material weakness in the Company's internal control over financial reporting herein described before, management concluded that the disclosure controls and procedures were not effective as at February 28, 2009.

Additional Information and Continuous Disclosure

This Management's Discussion and Analysis has been prepared as at May 14, 2009. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer